February 24, 2011


Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549


Re:  NASB Financial, Inc.
     Form 10-K for fiscal year ended September 30, 2009
     File Number: 000-24033


Dear Sir or Madam:

The following are in response to the items noted in your letter dated January 24, 2011:

1. Please refer to our previous comment 1 in our letter dated November 18, 2010. Please address the following:

    a. Please tell us how you considered the guidance in ASC 820-10-35-51 when determining that a simple average was appropriate for determining the fair value of Central Platte. Tell us how you reconciled the fact that they produced materially different results, both from each other and between reporting periods. Please provide us your analysis supporting how you determined that this value was the most representative of the fair value of your investment and why you gave equal weight to methods
        2 and 3, specifically addressing how you considered the large difference between September 30 and December 31 and between the values produced by those methodologies and the appraisal obtained in March 2010, as adjusted.

    b. Please disclose whether the appraisal obtained in March 2010 provided as is values, as completed values or both.

    c.  We note your disclosure beginning on page 36 of
        exhibit 13 of your 2010 Form 10-K. Please revise to disclose specifically that you take a simple average of the fair value determined under each methodology used and disclose the fair value results of each methodology in enough detail for a reader to understand the potential variability in your fair value estimate.

    d.  Please tell us whether you have the right to compel
        Central Platte to sell undeveloped land. Please clarify whether there are other contractual, legal or other restrictions that may hinder the sale of partially developed or undeveloped plots.

    e. Please clarify why you used a different approach to value NBH give the similarity of the activities between the two entities. Please tell us whether you have already received or plan to obtain an updated appraisal for this investment. Please clarify why you did not utilize the updated raw land from the Central Platte appraisal considering the similarity and close proximity of the properties. We note that you recorded a $1.1 million impairment charge during the fourth quarter of 2010. Please revise to disclose whether this was the result of an updated appraisal. If not, please revise to disclose what assumptions changed in your valuation during that period that caused the large impairment.

Responses:

a. The guidance within ASC 820-10-35-51-24 states that, "If multiple valuation techniques are used to measure fair value, the results (respective indications of fair value) shall be evaluated and weighted, as appropriate, considering the reasonableness of the range indicated by those results. A fair value measurement is the point within that range that is most representative of fair value in the circumstances."

    As noted in our letter dated January 3, 2011, we measured impairment of our investment in Central Platte
    Holdings, LLC ("Central Platte" or "CPH") using four different valuation methods that incorporate third-party appraisals and a discounting of estimated future cash flows. Method 1 presumes that the value for our interest in the entire property is derived from its total appraised value. Method 2 uses the net present value of estimated future cash flows from: a) the sale of the fully-developed lots, b) the development and sale of partially-developed lots, c) the operation of the Home Owners Association ("HOA") and maintenance of amenities, and d) the value of remaining raw ground as derived from a real estate appraisal. This method presumes that our investment is first recovered from the future cash flows from lot sales and maintenance of amenities, then from the appraised value of the remaining raw ground. Since the amenities have already been built in the subdivision, their valuation presumes a discounted cash flow for that which a wholesale buyer of the property would not otherwise be required to expend for such amenities, at a later date. Method 3 employs the same components, quantitative measures, and qualitative inputs as Method 2, but differs in the presumed timing of which portion of the property will provide cash flows first. Specifically, it presumes that our investment will first be recovered from the portion of the property that is raw ground, and then from the net present value of estimated future cash flows from sales of the fully-developed and partially-developed lots, along with the operation of the HOA and maintenance of amenities over that time. As with Method 2, the value of existing amenities is derived by discounting the estimated future cash flows that a buyer would not have to otherwise spend to add the amenities at a later date. Method 4 uses a net present value of estimated future cash flows resulting from the sale of fully and partially developed lots, the operation of the HOA and related maintenance expense, plus estimated costs and income from the future land development and sale of lots from the portion that is currently raw land.

    Management continues to perform all four methods of valuation each quarter; however, because the estimated timeframe to "build-out" the entire subdivision in Method 4 exceeds 18 years, we believe the cash flow estimates for years 5 and beyond are too far into the future for their estimated values to be reliable.
    Therefore, Method 4 has been given zero weight in the final impairment calculation. We have given valuation
    Methods 1, 2, and 3 equal weighting because we believe that one is not more plausible than the other. It is our opinion that none of Methods 1, 2, or 3 are preferable, or more likely to occur, than the others.

    Although the results from all methods differ significantly, management believes this multi-faceted approach is reasonable given the highly subjective nature of the assumptions and the differences in valuation techniques that are utilized within each approach (e.g., order of distribution of assets upon potential liquidation). In addition, given the fact that it is the intent of the members to continue to develop the partially developed and raw land owned by Central Platte, it is our opinion that a discounted cash flow method provides a more realistic estimate of value than merely an as-is appraised value. However, given the high degree of uncertainty as to the timing of such cash flows, we believe that it is appropriate
    (and conservative) to weight the valuation method that utilizes only appraised value equal to the discounted cash flow methods. The results from all four methods and our final analysis of value are provided below:


As of September 30, 2009 (in thousands):
----------------------------------------
            Estimate of              Est. Fair Value
            Fair Value     Weight       x Weight
            -----------   --------   ---------------
Method 1    $  15,455      33.33%       $  5,151
Method 2       17,838      33.33%          5,945
Method 3       19,791      33.33%          6,596
Method 4       19,278         --%             --
                                          -------
Calculated fair value                   $ 17,692
Carrying value                            18,556
                                          -------
Measured impairment                     $   (864)
                                          =======
After tax effect                        $   (531)
                                          =======


As of December 31, 2009 (in thousands):
----------------------------------------
            Estimate of              Est. Fair Value
            Fair Value     Weight       x Weight
            -----------   --------   ---------------
Method 1    $  14,942      33.33%       $  4,981
Method 2       16,254      33.33%          5,418
Method 3       18,347      33.33%          6,116
Method 4       18,945         --%             --
                                          -------
Calculated fair value                   $ 16,515
Carrying value, before impairment
  charge                                  18,524
                                          -------
Measured impairment                     $ (2,009)
                                          =======
After tax effect                        $ (1,236)
                                          =======


    It should be noted that the change in our final estimate of fair value from September 30, 2009, to December 31, 2009, was only a $1.17 million decrease, or 6.6%. This decrease was primarily the result of a $900 per acre decrease in raw land values, which was supported by retroactively applying the "timing" factor utilized to adjust comparable sales in the third-party appraisal obtained in March 2010. As with most appraisals, comparable land sale prices were adjusted either upward or downward, depending on various factors
    (i.e., timing, conditions of property, size, etc.) As the appraisal was as of March 31, 2010, we evaluated the "timing" factor utilized to determine what the raw land value would be as of September 30, 2009.
    Retrospectively applying the monthly discount, used in the March 31, 2010, appraisal, back to September 30,
    2009, time period, resulted in an upward adjustment of approximately $900 per acre. In addition, we increased the discount rate in Methods 2, 3, and 4 from 15% at September 30, 2009 to 18% at December 31, 2009. This was commensurate with discount rates utilized by appraisers in our market during those time frames, and consistent with the discount rate utilized internally in evaluation of similar projects.

b.  The values presented in the appraisal obtained in March
    2010 for the Central Platte property were "as-is."

c. The Investment in LLCs footnote in the Form 10-Q for the period ended December 31, 2010, was revised, to provide additional detail regarding our impairment analysis of Central Platte, as follows:

    The Company's investment in Central Platte consists of a 50% ownership interest in an entity that develops land for residential real estate sales. Sales of lots had not met previous expectations and, as a result, the Company evaluated its investment for impairment, in accordance with ASC 323-10-35-32, which provides guidance related to a loss in value of an equity method investment. The Company utilizes a multi-faceted approach to measure the potential impairment. The internal model utilizes the following valuation methods; 1) liquidation or appraised values determined by an independent third party appraisal: 2) an on-going business, or discounted cash flows method wherein the cash flows are derived from the sale of fully-developed lots, the development and sale of partially-developed lots, the operation of the homeowner's association, and the value of raw land obtained from an independent third party appraiser; and 3) another on-going business method, which utilizes the same inputs as method 2, but presumes that cash flows will first be generated from the sale of raw ground and then from the sale of fully-developed and partially-developed lots and the operation of the homeowner's association. The internal model also includes an on-going business method wherein the cash flows are derived from the sale of fully-developed lots, the development and sale of partially-developed lots, the operation of the homeowner's association, and the development and sale of lots from the property that is currently raw land. However, management does not feel the results from this method provide a reliable indication of value because the time to "build-out" the development exceeds 18 years.
    Because of this unreliability, the results from this method are given a zero weighting in the final impairment analysis. The significant inputs include raw land values, absorption rates of lot sales, and a market discount rate. Management believes this multi-faceted approach is reasonable given the highly subjective nature of the assumptions and the differences in valuation techniques that are utilized within each approach (e.g., order of distribution of assets upon potential liquidation). It is management's opinion that no one valuation method within the model is preferable to the other and that no one method is more likely to occur than the other. Therefore, the final estimate of value is determined by assigning an equal weight to the values derived from each of the first three methods described above.

    As a result of this analysis, the Company determined that its investment in Central Platte was materially impaired and recorded an impairment charge of $2.0 million ($1.2 million, net of tax) during the year ended September 30, 2010.

    The following table displays the results derived from the Company's internal valuation model and the carrying value of its investment in Central Platte at December
    31, 2010.  Dollar amounts are expressed in thousands.


    Method 1                                 $ 17,064
    Method 2                                   16,493
    Method 3                                   18,621

    Average of Methods 1, 2, and 3           $ 17,393
                                             =========

    Carrying value of investment in
      Central Platte Holdings, LLC           $ 16,405
                                             =========

    (It should be noted that we acknowledge the SEC's request to revise the Company's Form 10-K for the year ended September 30, 2010. We received the comment letter on January 24, 2011, and our Form 10-Q for the period ended December 31, 2010, was filed on February
    9, 2011. Based upon this timing, we made the decision to include this revision in the Form 10-Q in an effort to provide this information to investors in a more timely manner.)

d. NASB does not have the right to compel Central Platte's managing partner to sell undeveloped land. However, we do have the ability to exert significant influence given our 50% membership interest in the entity and that fact that NASB has funded all development costs to date. There are no contractual, legal, or other restrictions that would hinder the sale of partially developed or undeveloped land owned by Central Platte.

e. Although the NBH, LLC ("NBH") property is located within close proximity of the Central Platte property, the characteristics of the two properties and the activities of the entities are very dissimilar. The approximately 1,200 acres owned by Central Platte is zoned for residential development, and CPH has been actively developing the first four phases of the multi-phase development since 2004. The NBH property consists of 86 acres of raw ground zoned agricultural which fronts a major highway. The highest and best use of this property will ultimately be for commercial use.
    This property is being held for future bulk-sale and is not generating an ongoing stream of cash flows.
    Therefore, an estimate of appraised value is the only valuation method used to measure impairment of this property. The $1.1 million impairment charge recorded during the fourth quarter of fiscal 2010 was the result of independent third party appraisal performed as of that date.

    The following disclosure regarding the company's investment in NBH was provided in the Form 10-Q for the period ended December 31, 2010:

    The Company's investment in NBH consists of a 50% ownership interest in an entity that holds raw land, which is currently zoned as agricultural. The general managers intend to rezone this property for commercial and/or residential development. The raw land was purchased in 2002. The Company accounts for its investment in NBH under the equity method. Due to the overall economic conditions surrounding real estate, the Company evaluated its investment for impairment in accordance with ASC 323-10-35-32, which provides guidance related to a loss in value of an equity method investment. Potential impairment was measured based on liquidation or appraised values determined by an independent third party appraisal. As a result of this analysis, the Company determined that its investment in NBH was materially impaired and recorded an impairment charge of $1.1 million ($693,000, net of tax) during the year ended September 30, 2010. No events have occurred during the three months ended December 31, 2010, that would indicate any additional impairment of the Company's investment in NBH. The carrying value of the Company's investment in NBH was $1.4 million at December 31, 2010.

If you have additional questions or comments, you may contact me via telephone at 816-765-2200 or e-mail at rnyhus@nasb.com.


Sincerely,

/s/ Rhonda Nyhus

Rhonda Nyhus
Vice President and Treasurer